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                                                                    Exhibit 99.4



                         Infosys Technologies Limited

                                          Annual General Meeting of Shareholders
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____________________________________________
(Name of ADR holder)


____________________________________________
(Number of ADRs held)

Issues presented for consideration at                                              Voting Results
the Annual General Meeting of Shareholders
on 2 June 2001
                                                                         Affirmative           Negative        Abstained

1.  To receive, consider and adopt the
    Balance Sheet as at March 31, 2001 and
    the Profit & Loss Account for the year
    ended on that date and the Report of
    Directors' and Auditors' thereon.
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2.  To declare a final dividend.
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3.  To appoint a director in place of
    Mr. Deepak M. Satwalekar who retires
    by rotation and is eligible for
    re-election.
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4.  To appoint a director in place of
    Mr. Ramesh Vangal who retires by
    rotation and is eligible for
    re-election.
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5.  To appoint a director in place of
    Prof. Marti G. Subrahmanyam who
    retires by rotation and is eligible
    for re-election.
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6.  To appoint a director in place of
    Mr. S. Gopalakrishnan who retires by
    rotation and is eligible for
    re-election.
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7.  To appoint a director in place of
    Mr. S. D. Shibulal who retires by
    rotation and is eligible for
    re-election.
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8.  To appoint Auditors to hold office
    from the conclusion of this meeting
    until the conclusion of the next
    Annual General Meeting and to fix
    their remuneration.
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9.  Approval of the appointment of Mr.
    T. V. Mohandas Pai as Whole-time
    Director for a period of five years
    with effect from May 27, 2000.
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10. Approval of the appointment of Mr.
    Srinath Batni as Whole-time Director
    for a period of five years with effect
    from May 27, 2000.
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11. Approval of the appointment of Mr.
    Phaneesh Murthy as Whole-time Director
    for a period of five years with effect
    from May 27, 2000.
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12. Approval of the appointment Prof.
    Jitendra Vir Singh as a Director of
    the company, liable to retire by
    rotation.
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13. Approval of the appointment Dr.
    Omkar Goswami as a Director of the
    company, liable to retire by rotation.
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14. Approval of the appointment Sen.
    Larry Pressler as a Director of the
    company, liable to retire by rotation.
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15. Approval of the appointment Ms.
    Rama Bijapurkar as a Director of the
    company, liable to retire by rotation.
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16. Approval that the consent of the
    company be accorded for increasing the
    maximum limit of the investment by
    Foreign Institutional Investors in the
    equity share capital of the company.
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

____________________________________
(Signature)